UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93629106

1.	Names of Reporting Persons. High Vivacity Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,852,810 Class A ordinary shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,852,810 Class A ordinary shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,852,810

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 8.6%

12.	Type of Reporting Person CO

1.	Names of Reporting Persons. Arthur Xiaobo Hong

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,852,810 Class A ordinary shares[1]

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,852,810 Class A ordinary shares[1]

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,852,810

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 8.6%

12.	Type of Reporting Person IN

1  Consists of 9,852,810 Class A ordinary shares directly held by High Vivacity Holdings Limited.  Arthur Xiaobo Hong is the sole shareholder of High Vivacity Holdings Limited and thus has the sole voting and dispositive power over the shares held by High Vivacity Holdings Limited.

Item 1(a).	Name of Issuer: Vipshop Holdings Limited, a Cayman Islands company (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 20 Huahai Street, Liwan District Guangzhou 510370 The People’s Republic of China

Item 2(a).	Name of Person Filing: High Vivacity Holdings Limited Arthur Xiaobo Hong
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For High Vivacity Holdings Limited:
Palm Grove House, P.O. Box 438
Road Town, Tortola, British Virgin Islands

For Arthur Xiaobo Hong:
No.20 Huahai Street, Liwan District
Guangzhou, 510370
The People’s Republic of China

Item 2(c).	Citizenship: High Vivacity Holdings Limited is a British Virgin Islands company. Arthur Xiaobo Hong is a citizen of the People’s Republic of China.
Item 2(d).	Title of Class of Securities. Class A Ordinary Shares, par value $0.0001 per share.
Item 2(e).	CUSIP Number. G93629106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

The percentages used herein are calculated based upon 115,264,189 ordinary shares (consisting of 98,753,831 Class A ordinary shares and 16,510,358 Class B ordinary shares), par value US$0.0001 per share, of the Company issued and outstanding as of December 31, 2014. On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and Class A ordinary shares are not convertible into Class B ordinary shares.  Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.  The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights as noted above.

High Vivacity Holdings Limited, a British Virgin Islands company, is the record owner of 9,852,810 Class A ordinary shares of the Company.  High Vivacity Holdings Limited is wholly owned by Arthur Xiaobo Hong.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

High Vivacity Holdings Limited	By:	/s/ Arthur Xiaobo Hong

Name: Arthur Xiaobo Hong

Title: Director

Arthur Xiaobo Hong		/s/ Arthur Xiaobo Hong

Arthur Xiaobo Hong

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement